December 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Ms. Alison White

100 F Street, N.E.

Washington, D.C.  20549-1090

Re:                             Post-Effective Amendment No. 20 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 44 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of Baillie Gifford Funds (the “Registrant”) filed on May 8, 2018 (the “Amendment”) (File Nos. 333-200831 and 811-10145)

Dear Ms. White:

Pursuant to Rule 477 under the Securities Act, the Registrant hereby applies for the withdrawal of the Amendment on Form N-1A, which relates solely to the Registrant’s series, The Japan Equity Growth Fund, including all exhibits and delaying amendments thereto (collectively, the “New Fund Amendment”). The New Fund Amendment was originally filed with the Securities and Exchange Commission on May 8, 2018 (Accession No. 0001104659-18-031364). Amendments delaying the effectiveness of the New Fund Amendment were filed on July 20, 2018 as Post-Effective Amendment No. 25 under the Securities Act and Amendment No. 49 under the 1940 Act (Accession No. 0001104659-18-046204); on August 20, 2018 as Post-Effective Amendment No. 27 under the Securities Act and Amendment No. 51 under the 1940 Act (Accession No. 0001104659-18-052788); on September 19, 2018 as Post-Effective Amendment No. 29 under the Securities Act and Amendment No. 53 under the 1940 Act (Accession No. 0001104659-18-057568); on October 19, 2018 as Post-Effective Amendment No. 32 under the Securities Act and Amendment No. 56 under the 1940 Act (Accession No. 0001104659-18-062896); and on November 16, 2018 as Post-Effective Amendment No. 34 under the Securities Act and Amendment No. 58 under the 1940 Act (Accession No. 0001104659-18-068945).

The Registrant has determined for business reasons not to proceed with the offering described in the New Fund Amendment.  The Registrant has not offered or sold any securities under the New Fund Amendment, and all activities in pursuit of the offering described in the New Fund Amendment have been discontinued. Accordingly, the Registrant requests that the New Fund Amendment be withdrawn as of the date hereof.

This application for withdrawal of the New Fund Amendment relates solely to The Japan Equity Growth Fund, a series of the Registrant that has now been terminated, and does affect any other series of the Registrant or any other amendment to the Registrant’s registration statement.

If you have any questions regarding this application for withdrawal, please contact Abigail Jeck at (617) 854-2621.

Very truly yours,

BAILLIE GIFFORD FUNDS

By:	/s/ Gareth Griffiths
Name: Gareth Griffiths
Title: Secretary and Chief Legal Officer, Baillie Gifford Funds

cc:                                George B. Raine, Ropes & Gray LLP